UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of July 2026

Commission File Number: 001-42423

BRAZIL POTASH CORP.

(Translation of registrant’s name into English)

198 Davenport Road

Toronto, Ontario, Canada, M5R 1J2

Tel: +1 (416) 309-2963

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

☒ Form 20-F   ☐ Form 40-F

On July 16, 2026, Brazil Potash Corp., a corporation incorporated and existing under the laws of the Province of Ontario, Canada (the “Company”), issued a press release titled “Brazil Potash Provides Update on Autazes Project Regarding Brazilian Court Filing.”

A copy of the press releases is attached hereto as Exhibit 99.1 and is incorporated by reference herein.

The information in this Report on Form 6-K is hereby incorporated by reference into the Company’s Registration Statements on Form F-3 (File No. 333-294964), Form S-8 (File No. 333-288029), and Form S-8 (File No. 333-286827) and into the prospectuses forming a part thereof.

EXHIBIT INDEX

Exhibit No.	Description

99.1	Press Release, dated July 16, 2026.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BRAZIL POTASH CORP.

Date: July 16, 2026	By:	/s/ Matthew Simpson
Name: Matthew Simpson
Title: Chief Executive Officer